CYBERONICS, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
	October 29, 2004	April 30, 2004

	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$54,458,773	$58,363,731
Accounts receivable, net	16,111,455	16,951,176
Inventories	7,367,563	7,793,856
Other current assets	1,870,882	2,663,299

Total Current Assets	79,808,673	85,772,062
Property and equipment, net and other assets	8,253,451	8,524,462

	$88,062,124	$94,296,524

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$18,009,390	$25,316,045
Stockholders’ equity	70,052,734	68,980,479

	$88,062,124	$94,296,524

	CYBERONICS, INC. AND SUBSIDIARY
	CONSOLIDATED STATEMENTS OF OPERATIONS
		(Unaudited)
	For The Thirteen Weeks Ended		For The Twenty-Six Weeks Ended

	October 29, 2004	October 24, 2003	October 29, 2004	October 24, 2003

Net sales	$25,420,794	$29,296,746	$50,570,116	$55,979,020
Cost of sales	3,721,452	4,357,489	8,504,584	8,351,442

Gross Profit	21,699,342	24,939,257	42,065,532	47,627,578

Operating Expenses:
Selling, general and administrative	19,117,311	16,451,392	37,755,091	32,735,663
Research and development	4,678,369	4,613,688	9,404,706	8,390,178
Total Operating Expenses	23,795,680	21,065,080	47,159,797	41,125,841

Earnings (loss) From Operations	(2,096,338)	3,874,177	(5,094,265)	6,501,737
Interest income	221,313	107,563	373,905	197,322
Interest expense	(111,186)	(134,009)	(236,320)	(277,082)
Other income (expense), net	(35,268)	178,293	31,011	290,867

Earnings (loss) before income taxes	(2,021,479)	4,026,024	(4,925,669)	6,712,844
Income tax expense	4,769	178,021	9,311	302,851
Net Earnings (loss)	$(2,026,248)	$3,848,003	$(4,934,980)	$6,409,993

Basic earnings (loss) per share	$(0.08)	$0.17	$(0.21)	$0.28
Diluted earnings (loss) per share	$(0.08)	$0.15	$(0.21)	$0.25

Shares used in computing basic earnings (loss) per share	23,856,708	22,802,669	23,771,321	22,611,987
Shares used in computing diluted earnings (loss) per share	23,856,708	26,362,832	23,771,321	25,551,220